Exhibit 4.5

ANHEUSER-BUSCH INBEV SA/NV

ZX VENTURES PERFORMANCE UNIT COMPENSATION PLAN

AND PARTICIPANTS’ GUIDE

1.	Purpose

The purpose of the Anheuser-Busch InBev SA/NV ZX Ventures Performance Unit Compensation Plan and Participants’ Guide (as amended from time to time, the “Plan”) is to promote the success and enhance the value of AB InBev’s ZX Ventures business (as defined below) by linking the interests of Eligible Employees (as defined below) with the performance of the relevant ZX Ventures business unit they are employed by at the time of the Award.

2.	Definitions of Certain Terms

(a)       “Award” means a Discretionary Award, Initial Award or such other award that the Committee designates as having been made pursuant to the Plan.

(b)       “AB InBev” means Anheuser-Busch InBev SA/NV or a successor entity contemplated by Section 7(h).

(c)       “Board” means the Board of Directors of AB InBev.

(d)       “Cap” has the meaning set forth in Section 5(d).

(e)       “Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time, or any successor thereto, and the applicable rulings and regulations thereunder.

(f)         “Code of Business Conduct” means the AB InBev Code of Business Conduct, as amended from time to time.

(g)       “Committee” has the meaning set forth in Section 3(a).

(h)       “Company” means AB InBev, any parent company and any Subsidiaries.

(i)         “Company Securities” means Ordinary Shares (or, as permitted by the Committee and elected by a Participant prior to the end of the Performance Period, Depositary Shares).

(j)       “Cumulated Age and Tenure” means the sum, on the date of the end of employment, of (i) the age of the Participant and (ii) the number of years of employment of the Participant within the Company using full months of service and full months of age to calculate combined years.

(k)       “Depositary Shares” means American Depositary Shares of AB InBev, each representing one Ordinary Share and evidenced by an American Depositary Receipt.

(l)         “Discretionary Award” means an Award evidenced by a Discretionary Offer Letter.

(m)      “Discretionary Offer Letter” means an Offer Letter evidencing a Discretionary Award.

(n)        “Dismissal for Serious Cause” means termination of employment for serious cause (as determined by the Chief People Officer of AB InBev (or other designee of the Chief People Officer of AB InBev) or, if applicable, as defined in relevant local law) by AB InBev or its Subsidiaries.

(o)        “Divestiture” means a situation whereby the Participant’s employer is no longer a Subsidiary of AB InBev following a divestiture through the sale of shares in the said AB InBev Subsidiary or otherwise.

(p)        “Effective Date” has the meaning set forth in Section 8(a).

(q)        “Eligible Employee” means an employee of the Company designated as part of the ZX Ventures business and selected by the Committee for participation in the Plan.

(r)        “Exit” means that AB InBev has determined to discontinue its ZX Ventures business, as determined by the Committee. The Committee may, at its discretion, determine that a Divestiture qualifies as an Exit.

(s)        “Final Value” has the meaning set forth in Section 5(b).

(t)        “Global Ethics and Compliance Committee” means the global ethics and compliance committee of AB InBev.

(u)        “Grant Date” means the date an Award is granted as set forth in the applicable Offer Letter.

(v)        “Grant Value” has the meaning set forth in Section 5(b).

(w)        “Initial Award” means an Award evidenced by a Year One Performance Unit Offer Letter.

(x)        “Material Adverse Decision“ means any decision, judgment, settlement or other act adopted by an administrative authority, court or tribunal that has a direct or indirect significant negative financial, reputational or commercial impact on AB InBev, as determined by the Global Ethics and Compliance Committee.

(y)        “Material Breach” means any violation of the Code of Business Conduct of AB InBev that has a direct or indirect significant negative financial, reputational or commercial impact on the Company, as determined by the Global Ethics and Compliance Committee.

(z)        “Offer Letter” means the written document by which each Award is evidenced, and which may, but need not be (as determined by the Committee) executed or acknowledged by a Participant as a condition to receiving an Award or the benefits under an Award, and which sets forth the terms and provisions applicable to Awards granted under the Plan to such Participant. Any reference herein to an agreement in writing will be deemed to include an electronic writing to the extent permitted by applicable law.

(aa)      “Ordinary Shares” means the ordinary shares of AB InBev, no nominal value.

(bb)      “Outsourcing” means (i) a Participant is dismissed by AB InBev or a subsidiary of AB InBev in the framework of a collective dismissal (in the meaning of the Belgian Law of 13 February 1998 or its equivalent in the jurisdiction of the Participant) and is re-employed, together with the other persons who have been likewise dismissed, by a third-party company which is not an affiliate of AB InBev and which provides services to AB InBev, if applicable; (ii) a Participant is transferred by AB InBev or a subsidiary of AB InBev in the framework of the Belgian Collective Bargaining Agreement No 32bis of 7 June 1985 (or its equivalent in the jurisdiction of the Participant) to a third-party company which is not an affiliate of AB InBev and which provides services to AB InBev, if applicable; or (iii) as otherwise defined by applicable local law or as otherwise determined by the Committee.

(cc)      “Participant” means an Eligible Employee participating in the Plan for a Performance Period as provided in Section 4(b).

(dd)      “Performance Criteria” means the performance metric or metrics measured over the Performance Period to calculate the notional value of a Performance Unit, as specified in the applicable Offer Letter.

(ee)      “Performance Period” means any period set by the Committee during which the Performance Criteria are to be evaluated, as specified in the applicable Offer Letter.

(ff)      “Performance Unit” means an instrument granted to an Eligible Employee under Section 5(a) of this Plan, representing a notional dollar interest, as determined by the Committee, to be paid and distributed pursuant to the terms of the Plan and the applicable Offer Letter. Performance Units include, but are not limited to, Discretionary Awards and Initial Awards.

(gg)	“Pro-Rata Formula” means PRR =	HR × M 60	where:

PRR	means the number of Performance Units that will remain in full force and effect following the termination of employment;

HR	means the number of Performance Units held by the Participant immediately prior to the termination of employment; and

M	means the number of full calendar months of employment of the Participant within the Company during the period from the Grant Date until the date of termination of employment.

(hh)      “Resignation” means the termination by a Participant of employment with AB InBev or its Subsidiaries.

(ii)        “SBC” means the successive share-based compensation plans of AB InBev.

(jj)        “Section 409A” means Section 409A of the Code, including any amendments or successor provisions to that section, and any regulations and other administrative guidance thereunder, in each case as they may be from time to time amended or interpreted through further administrative guidance.

(kk)      “Subsidiary” means (a) a corporation or other entity with respect to which AB InBev, directly or indirectly, has the power, whether through the ownership of voting securities, by contract or otherwise, to elect at least a majority of the members of such corporation’s board of directors or analogous governing body or (b) any other corporation or other entity in which AB InBev, directly or indirectly, has an equity or similar interest and which the Committee designates as a Subsidiary for purposes of the Plan.

(ll)        “Successor” means the successor of a Participant as determined under the applicable law of succession and/or the persons designated by a Participant, in accordance with the applicable law of succession, to inherit the rights of the Participant under the Plan after the death of the Participant.

(mm)      “Value” has the meaning set forth in Section 5(b).

(nn)        “Vesting Date” shall have the meaning as set forth in the applicable Offer Letter.

(oo)        “ZX Ventures business” means AB InBev’s ZX Ventures business.

3.	Administration of the Plan

(a)        Committee. The Remuneration Committee of the Board (as constituted from time to time, and including any successor committee, the “Committee”) will administer the Plan.

(b)        Administration. The Committee will have all the powers vested in it by the terms of this Plan, such powers to include the authority (within the limitations described herein) to select the Eligible Employees to be granted Awards under the Plan, to determine the time when Awards will be granted, to determine whether objectives and conditions for earning Awards have been met, to determine whether Awards will be paid at the end of the Performance Period or deferred (consistent with applicable law) and to determine whether an Award or payment of an Award should be increased, reduced or eliminated. The Committee will have full power and authority to administer and interpret the Plan and to adopt such rules, regulations, agreements, guidelines and instruments for the administration of the Plan and for the conduct of its business as the Committee deems necessary or advisable. The Committee’s interpretations of the Plan, and all actions taken and determinations made by the Committee pursuant to the powers hereunder, will be final, binding and conclusive for all purposes and on all parties, including the Company, AB InBev’s shareholders, its employees and any person receiving an Award under the Plan, as well as their respective successors in interest. No member of the Committee will be liable for any action taken or determination made in good faith with respect to the Plan or any Award.

(c)        Guidelines. The Committee may adopt from time to time written policies or rules as it deems necessary or desirable for the Committee’s implementation and administration of the Plan.

(d)        Delegation of Administrative Authority. The Committee may delegate its responsibilities for administering the Plan (including, without limitation, the determinations provided for by Section 5(b)) among its members (including to a subcommittee as contemplated in Section 3(a)) and to employees of the Company as it deems necessary or appropriate for the proper administration of the Plan.

4.	Ordinary Shares Available for Awards; Adjustments; Eligibility and Participation

(a)        Ordinary Shares Available for Issuance Under the Plan. Subject to the other provisions of this Section 4, the total number of Ordinary Shares that may be delivered under the Plan is 5,000,000. Such Ordinary Shares may, in the discretion of the Committee, be either authorized but unissued Ordinary Shares or Ordinary Shares previously issued and reacquired by the Company.

(b)        Adjustments. (i) AB InBev expressly reserves the right to proceed with corporate changes that have an impact on its capital, such as capital increases, including by incorporation of reserves in the capital, capital decreases, issuance of convertible bonds, subscription rights or options, stock splits or reverse stock splits, combinations or reclassifications of the Ordinary Shares, mergers, (partial) demergers, as well as the right to amend the clauses in the articles of association governing the allocation of profits or liquidation boni.

(ii) In the event that such corporate changes would have an unfavourable effect on the Awards, the number of Performance Units, the amount of the Cap, the amount of the Final Value and/or the number of Company Securities payable in respect of an Award will be adjusted for the purpose of safeguarding the interests of the Participants. Such adjustments will be determined and made in the sole discretion of the Board, subject to any required action by the Shareholders’ Meeting of AB InBev. The terms of such adjustment will be communicated to the Participants in due time.

(iii) In the event that AB InBev would be merged into another company, the rights and obligations of AB InBev under the Plan will automatically be transferred to the absorbing company and the Awards will no longer be payable in Company Securities but instead in shares of the absorbing company, subject to applicable law and to any applicable corporate approval. The number of shares of the absorbing company payable in respect of each Award will be determined at the sole discretion of the Board and/or the board of directors of the absorbing company and will be communicated to the Participants in due time.

(c)        Eligibility. All Eligible Employees are eligible to participate in the Plan for any Performance Period.

(d)        Participation. For each Performance Period, the Committee, in its discretion, will select the Eligible Employees who will participate in the Plan for such Performance Period.

5.	Awards and Performance Units

(a)        Grant of Performance Units. The Committee may grant Performance Units to any Eligible Employee. Such grant will be subject to the restrictions and conditions specified herein and in the applicable Offer Letter.

(b)        Value of Performance Units. Each Performance Unit will, from time to time during the Performance Period, have a notional value equal to a dollar amount determined based on the achievement of the Performance Criteria, as determined by the Committee in its discretion (“Value”). The Committee will determine, in its discretion, the initial Value of a Performance Unit as of the date of grant of such Performance Unit to a Participant (the “Grant Value”). At the end of the applicable Performance Period, the Committee will recalculate the Value of each Performance Unit, using the Performance Criteria in the manner specified by the applicable Offer Letter (the “Final Value”). During the Performance Period, the Committee may, from time to time, but at least once each calendar year (x) calculate the Value of a Performance Unit (the “Interim Value”), and (y) provide Participants with information on the Interim Values of their Performance Units.

(c)        Timing of Payment. Except as otherwise provided herein or in an applicable Offer Letter, Awards will generally be payable by the Company to Participants shortly following the conclusion of the applicable Performance Period, provided that the applicable Participant remains employed with the ZXV business through the Vesting Date. Notwithstanding the prior sentence, the Committee, in its discretion, may defer the payout or vesting of any Award and/or provide to Participants the opportunity to elect to defer the payment of any Award, subject to Section 7(j).

(d)        Amount of Payment. Awards will be payable in an amount equal to the aggregate Final Value of the Participants’ Performance Units, subject to any maximum number of Company Securities (to the extent an Award is payable in Company Securities) or to any maximum value (to the extent an Award is payable in cash), in each case, as set forth in the applicable Offer Letter (the “Cap”) and; provided that the Committee may, in its discretion, adjust any Award to reflect individual or business performance and/or unanticipated or subjective factors.

(e)        Form of Payment. Awards shall be payable in Company Securities, unless the Committee determines in its discretion to provide for payment in cash or a combination of cash and Company Securities. Awards payable in cash may be paid under the Plan or under any other compensation plan maintained by the Company and Awards payable in Company Securities may be settled under the Plan or any other equity-based award plan maintained by the Company, in each case, as determined by the Committee.

(f)        Certain Participants not Eligible. To be eligible for payment of any Award, the Participant must be employed by the Company on the Vesting Date, unless otherwise provided in the applicable Offer Letter or otherwise determined by the Committee in its discretion.

6.	Treatment of Performance Units on Termination of Employment or Exit

(a)        Termination of employment before Cumulated Age and Tenure of 70

(i)

Dismissal other than for Serious Cause. In the event of termination of employment other than a termination resulting from a Resignation or a Dismissal for Serious Cause of a Participant before the Vesting Date:

(A)        if employment ends before the end of the second year following the Grant Date, all Performance Units held by the Participant will automatically expire and become null and void;

(B)        if employment ends on or after the end of the second year following the Grant Date, a portion of the Performance Units will remain in full force and effect and subject to all performance vesting terms and conditions, including determination of Final Value at the end of the Performance Period, provided that, if so requested by AB InBev, the Participant enters into a non-competition agreement. The terms and conditions of the non-competition agreement will be agreed in connection with termination of the Participant’s employment.

The portion of Performance Units that will remain in full force and effect as indicated above will be calculated by AB InBev on the basis of the Pro-Rata Formula. The remaining Performance Units will automatically expire and become null and void. In addition, the Cap and the aggregate Final Value will be prorated accordingly.

(C)        The above rules apply notwithstanding any recourse which might be introduced by a dismissed Participant against the termination of employment.

(ii)

Resignation and Dismissal for Serious Cause. In the event of Resignation or Dismissal for Serious Cause of a Participant before the Vesting Date, all Performance Units held by the Participant on the date of termination of employment, will automatically expire and become null and void. The foregoing applies notwithstanding any recourse which might be introduced by a dismissed Participant against such Dismissal.

(b)        Termination of employment at or after Cumulated Age and Tenure of 70

(i)

Resignation and Dismissal other than for Serious Cause. In the event of termination of employment other than a termination of employment resulting from a Dismissal for Serious Cause of a Participant before the Vesting Date:

(A)        if employment ends before the end of the second year following the Grant Date and if the Participant has participated in the SBC in each of the last five years (or as many years in that period in which the Participant has been an employee of the Company), a portion of the Performance Units will remain in full force and effect and subject to all performance vesting terms and conditions, including determination of Final Value at the end of the Performance Period, provided that, if so requested by AB InBev, the Participant enters into a non-competition agreement. The terms and conditions of the non-competition agreement will be agreed in connection with termination of the Participant’s employment. In all other cases, all Performance Units held by the Participant will automatically expire and become null and void.

The portion of Performance Units that will remain in full force and effect as indicated above will be calculated by AB InBev on the basis of the Pro-Rata Formula. The remaining Performance Units will automatically expire and become null and void. In addition, the Cap and the aggregate Final Value will be prorated accordingly.

(B)        if employment ends on or after the end of the second year following the Grant Date, a portion of the Performance Units will remain in full force and effect and subject to all performance vesting terms and conditions, including determination of Final Value at the end of the Performance Period, provided that, if so requested by AB InBev, the Participant enters into a non-competition agreement. The terms and conditions of the non-competition agreement will be agreed in connection with termination of the Participant’s employment.

The portion of Performance Units that will remain in full force and effect as indicated above will be calculated by AB InBev on the basis of the Pro-Rata Formula. The remaining Performance Units will automatically expire and become null and void. In addition, the Cap and the aggregate Final Value will be prorated accordingly.

(D)        The above rules apply notwithstanding any recourse which might be introduced by a dismissed Participant against the termination of employment.

(ii)         Dismissal for Serious Cause. In the event of Dismissal for Serious Cause of a Participant before the Vesting Date, all Performance Units held by the Participant on the date of termination of employment, will automatically expire and become null and void. The foregoing applies notwithstanding any recourse which might be introduced by a dismissed Participant against such Dismissal.

(c)        Termination of employment at or after Cumulated Age and Tenure of 80

(i)        Resignation and Dismissal other than for Serious Cause. In the event of termination of employment other than a termination of employment resulting from a Dismissal for Serious Cause of a Participant before the Vesting Date, the Performance Units will remain in full force and effect and subject to all performance vesting terms and conditions, including determination of Final Value at the end of the Performance Period.

The above rules apply notwithstanding any recourse which might be introduced by a dismissed Participant against such Dismissal.

(ii)        Dismissal for Serious Cause. In the event of Dismissal for Serious Cause of a Participant before the Vesting Date, all Performance Units held by the Participant on the date of the end of employment, will automatically expire and become null and void.

The above rules apply notwithstanding any recourse which might be introduced by a dismissed Participant against such Dismissal.

(d)        Death or termination of employment following Permanent Disability

(i)

        In the event of the death of a Participant or termination of employment following Permanent Disability of a Participant before the Vesting Date, all Performance Units will remain in full force and effect and subject to all performance vesting terms and conditions, including determination of Final Value at the end of the Performance Period, provided that, in the case of Permanent Disability and if so requested by AB InBev, the Participant enters into a non-competition agreement. The terms and conditions of the non-competition agreement will be agreed in connection with termination of the Participant’s employment. The cash or Company Securities to be delivered upon vesting of these Performance Units will be delivered to the Participant in the event of Permanent Disability or the Participant’s Successors (if applicable) at the same time that cash or Company Securities are paid to other Participants in the Plan.

(ii)	Except as provided below, “Permanent Disability” shall be defined by reference to the law governing the employment in the relevant jurisdiction of the Participant as determined by the Committee.

(iii)

        For Participants subject to taxation in the United States, “Permanent Disability” shall mean at least one of the following: (i) the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; (ii) the Participant is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Participant’s AB InBev employer; or (iii) the Participant is determined to be totally disabled by the Social Security Administration.

(e)	Occurrence of an Exit, Outsourcing or Divestiture

In the event an Exit, Outsourcing or Divestiture occurs, except as otherwise set forth in an applicable Offer Letter, the Performance Period shall end at the time of such Exit, Outsourcing or Divestiture and the Committee shall determine Final Value based on performance through such date in its discretion and each such Award shall be payable in Company Securities, unless determined otherwise by the Committee in its sole discretion.

7.	Miscellaneous Provisions

(a)        Effect on Benefit Plans. Awards under the Plan will not be considered eligible pay under other plans, benefit arrangements or fringe benefit arrangements of the Company unless otherwise provided under the terms of such other plans.

(b)        Restriction on Transfer. No Award (or any rights and obligations thereunder) granted under the Plan may be sold, exchanged, transferred, assigned, pledged, hypothecated or otherwise disposed of or hedged, in any manner (including through the use of any cash-settled instrument), whether voluntarily or involuntarily and whether by operation of law or otherwise, other than by will or by the laws of descent and distribution. Notwithstanding the foregoing, the Committee may permit, under such terms and conditions that it deems appropriate in its discretion, a Participant to transfer any Award to any person or entity that the Committee so determines. Any sale, exchange, transfer, assignment, pledge, hypothecation, or other disposition in violation of the provisions of this Section 7(b) will be null and void and any Award which is hedged in any manner will immediately be forfeited. All of the terms and conditions of the Plan and the Award will be binding upon any permitted successors and assigns.

(c)        Tax Withholding. Participants will be solely responsible for any applicable taxes (including, without limitation, income and excise taxes) and penalties, and any interest that accrues thereon, that they incur in connection with the receipt, vesting or payment of any Award. As a condition to the delivery of any payment under this Plan or the lifting or lapse of restrictions on any Award, or in connection with any other event that gives rise to any federal, state, local or other tax withholding obligation on the part of the Company relating to an Award, (i) the Company may deduct or withhold (or cause to be deducted or withheld) from any payment or distribution to a Participant whether or not pursuant to the Plan, (ii) the Committee will be entitled to require that the Participant remit cash to the Company (through payroll deduction or otherwise) or (iii) the Company may enter into any other suitable arrangements to withhold, in each case, in an amount not to exceed in the opinion of the Company the minimum amounts of such taxes required by law to be withheld.

(d)        No Rights to Awards or Continued Employment. No Company employee or other person will have any claim or right to be granted an Award under the Plan. Neither the adoption of the Plan nor the grant of any Award will confer upon any employee any right to continued employment with the Company, nor will it interfere in any way with the right of the Company to terminate, or alter the terms and conditions of, the employment at any time. The Committee’s determinations under the Plan and Awards need not be uniform and any such determinations may be made by it selectively among persons who receive, or are eligible to receive, Awards under the Plan (whether or not such persons are similarly situated).

(e)        No Funding of Plan. The Plan will be unfunded, and the Awards will be paid solely from the general assets of the Company. The Company will not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Award under the Plan. To the extent that any person acquires a right to receive payments under the Plan, the right is no greater than the right of any other unsecured general creditor.

(f)        Right of Offset. The Company will have the right to offset against any payments under the Plan any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company pursuant to tax equalization, housing, or other employee programs) that the Participant then owes to the Company and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement. Notwithstanding the foregoing, if an Award provides for the deferral of compensation within the meaning of Section 409A, the Committee will have no such right if such offset could subject the Participant to the additional tax imposed under Section 409A in respect of an outstanding Award.

(g)        Other Payments or Awards. Nothing contained in the Plan will be deemed in any way to limit or restrict the Company from making any award or payment to any person under any other plan, program, arrangement or understanding, whether now existing or hereafter in effect.

(h)      Successors. All obligations of AB InBev under the Plan will be binding on any successor to AB InBev whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise of all or substantially all of the business or assets of AB InBev.

(i)        Subject to Applicable Law. Notwithstanding anything to the contrary, the Company will not be required to make any payment or grant any Award under the Plan or any Offer Letter that would otherwise be a prohibited under any applicable law, rule or regulation.

(j)        Section 409A. All Awards made under the Plan that are intended to be “deferred compensation” subject to Section 409A will be interpreted, administered and construed to comply with Section 409A, and all Awards made under the Plan that are intended to be exempt from Section 409A will be interpreted, administered and construed to comply with and preserve such exemption.

Without limiting the generality of the foregoing, with respect to any Award made under the Plan that is intended to be “deferred compensation” subject to Section 409A: (i) any payment due upon a Participant’s termination of employment will be paid only upon such Participant’s separation from service from the Company within the meaning of Section 409A; (ii) any payment to be made with respect to such Award in connection with the Participant’s separation from service from the Company within the meaning of Section 409A (and any other payment that would be subject to the limitations in Section 409A(a)(2)(B) of the Code) will be delayed until six months after the Participant’s separation from service (or earlier death) in accordance with the requirements of Section 409A; (iii) if the Award includes a “series of installment payments” (within the meaning of Section 1.409A-2(b)(2)(iii) of the Treasury Regulations), the Participant’s right to the series of installment payments will be treated as a right to a series of separate payments and not as a right to a single payment; and (iv) for purposes of determining whether the Participant has experienced a separation from service from the Company within the meaning of Section 409A, “subsidiary” will mean a corporation or other entity in a chain of corporations or other entities in which each corporation or other entity, starting with AB InBev, has a controlling interest in another corporation or other entity in the chain, ending with such corporation or other entity. For purposes of the preceding sentence, the term “controlling interest” has the same meaning as provided in Section 1.414(c)- 2(b)(2)(i) of the Treasury Regulations, provided that the language “at least 20 percent” is used instead of “at least 80 percent” each place it appears in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations.

(k)        Clawback/Recapture Policy. Awards under the Plan will be subject to any clawback or recapture policy that the Company may adopt from time to time to the extent provided in such policy and, in accordance with such policy, may be subject to the requirement that the Awards be repaid to the Company after they have been distributed to the Participant.

(l)        Malus adjustment. When conduct that occurred in the period during which the Participant is or was responsible for such conduct contributes to a Material Adverse Decision or a Material Breach of our Code of Business Conduct before the Vesting Date, the Performance Stock Units held by such Participant under this Plan will automatically expire and become null and void.

(m)      Severability; Entire Agreement. If any of the provisions of the Plan or any Offer Letter is held to be invalid, illegal or unenforceable (whether in whole or in part), such provision will be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions will not be affected thereby; provided that if any of such provisions is finally held to be invalid, illegal, or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such provision will be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder. The Plan and any Offer Letters contain the entire agreement of the parties with respect to the subject matter thereof and supersede all prior agreements, promises, covenants, arrangements, communications, representations and warranties between them, whether written or oral with respect to the subject matter thereof.

(n)        Governing Law. The Plan and all Awards made and actions taken thereunder will be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws.

(o)        Intra-Company and Intra-ZX Ventures Transfers. In the event an employee of the Company commences employment with the ZX Ventures business, such employee shall be eligible to participate in the Plan upon such transfer. In the event a Participant’s employment is transferred from the ZX Ventures business to another business unit within the Company, any unvested Performance Units granted hereunder will remain in full force and effect and subject to all performance vesting terms and conditions, including determination of Final Value at the end of the Performance Period; provided, however, that the Participant’s continued employment with such other business unit shall be deemed to be continued employment with the ZX Ventures business for purposes of vesting of such Performance Units. In the event a Participant transfers employment within different areas of the ZX Ventures business, any unvested Performance Units granted hereunder will remain in full force and effect and subject to all performance vesting terms and conditions as in effect as of the date of grant, including determination of Final Value at the end of the Performance Period. The Committee shall make all determinations under this Section 7(n) in its discretion.

8.	Effective Date, Amendments and Termination

(a)        Effective Date. The Plan was adopted by the Board on December 13, 2015 and became effective as of such date (the “Effective Date”).

(b)        Amendments. The Committee may at any time terminate or from time to time amend the Plan in whole or in part, but no such action will materially adversely affect any rights or obligations with respect to any outstanding Awards under the Plan.

(c)        Termination. The Plan will continue in effect until terminated by the Committee.